

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-mail
Mr. George Lai
Chief Financial Officer
The9 Limited
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People's Republic of China

> **Re: The9 Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 001-34238**

Dear Mr. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

General

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 47

2.   Considering your disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements in the PRC, along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures. In this regard, we refer you to your response letter dated December 16, 2010 (comment 1) where you acknowledged the guidance in Section V of SEC Release No. 33-8350 and indicted that you would include your consolidation policy as it relates to your VIEs in your future critical accounting policy disclosures. Please include in your response your proposed revised disclosures.

Results of Operations, page 52

3.   Please describe further the key metrics that impact your business. In this regard, tell us your consideration to disclose, for example, the average number of users, the number of paying players, the average revenue per player, and/or the average period that a player typically plays the game and include a discussion that correlates these metrics to changes in your results of operations. It appears that this would be important information to the users of your financial statements since users are a critical component of your business. In addition, please clarify whether there are any other operational statistics and usage patterns monitored by the company which affect your results of operations. We refer you to Section III.B of SEC Release 33-8350 for guidance.

Liquidity and Capital Resources, page 56

4.   We note from various disclosures throughout the filing that restrictions on currency exchange may limit your ability to distribute funds outside of China. Please consider revising your disclosures here to include a discussion of these restrictions and how they impact your ability to pay dividends and meet your cash obligations outside of China. We refer you to Item 5.B.1(b) of Form 20-F. Also, include a discussion of how earnings flow through the corporate structure, describing how funds are transferred from your PRC subsidiaries and consolidated affiliated entities to your entities outside of the PRC. Please include in your response your proposed revised disclosure.

5. We note your disclosures in Note 26 regarding the statutory reserve requirements for certain of your PRC subsidiaries and consolidated affiliated entities. Please tell us your consideration to include a discussion of these reserve requirements here and their potential impact on the company's liquidity. Please include in your revised disclosures the amount of unrestricted net assets that would be available to the parent holding company if it were to pay dividends or to satisfy any cash obligations of the parent company. We refer you to Item 5.B.1(b) of Form 20-F. Also, tell us and disclose whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations and the accumulated profits as presented in your financial statements. Please include in your response your proposed revised disclosures.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 83

6. Your disclosures on page 83 refer to management's evaluation of the company's internal control over financial reporting rather than their evaluation of the company's disclosure controls and procedures. Revise to disclose management's conclusions regarding the effectiveness of the company's disclosure controls and procedures. We refer you to Item 307 of Regulation S-K and Exchange Act Rules 13a-15e and 15d-15.

Item 18. Financial Statements

Revenue Recognition, page F-20

7. Please explain further how you determine the average lives of your in-game perpetual features. In this regard, as it appears you are using a user-based model, please clarify whether your analysis is based on average playing time for paying players or whether you also include non-paying players in your analysis. Also, explain how you apply the other factors considered in your analysis such as player behavior patterns, acceptance and popularity of expansion packs, promotional events etc. Tell us when you last revised the estimated life for the in-game perpetual features. Lastly, please tell us the amount of revenue recognized during fiscal 2011 and 2010 for each of (a) in-game features that are immediately consumed, (b) premium features with stated expiration, (c) in-game perpetual features.

8. We note from your current disclosures that revenue from prepaid game cards and prepaid online points applicable to your online game services (excluding WoW) are recognized over the estimated life of the premium features or as the premium features are consumed. Please tell us how you account for un-activated game cards or unused online points. As applicable, describe the methodologies and assumptions used to determine breakage and when you recognize such revenues.   Also, tell us the amount of breakage recognized

from your online game services (excluding WoW) for each of the periods presented and if material, tell us your consideration to disclose your accounting for such revenues.

Note 4. Variable Interest Entities, page F-28

9.   We note your disclosures beginning on page 66 of the various agreements between the company and your VIEs. Please revise to include a discussion of each of the contractual arrangements that you rely upon to consolidate your VIEs in the notes to your consolidated financial statements. Please ensure that your disclosures address the following for each of the agreements discussed and include your proposed revised disclosures in your response:

- The duration of the contracts and their remaining terms;
- A description of how the contracts renew and which party or parties has renewal rights;
- A description of how The9 Computer can terminate the contract; and
- Explain further how you considered the terms of these arrangements in concluding that the company has effective control over and the ability to receive substantially all of the economic benefits for each of the VIEs.

10.   We note your disclosures on page F-30 where you indicate that if the current ownership structures of the Group and its contractual arrangements with Shanghai IT are found to be in violation of any existing PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC. Please clarify whether you believe similar risks apply to your contractual arrangements with Huopu Cloud. If so, explain further why you have not included this VIE in your discussion of such risks or revise your disclosures accordingly. In addition, please revise to specifically address what impact such actions may have on your ability to consolidate your VIEs and specifically note how this could impact your financial condition, results of operations and cash flow.

11.   Please explain further why the company's CEO transferred his equity interest and assigned all of his respective rights and obligations in Shanghai IT to another employee of the company.

12.   Please describe further the arrangements with each of your R&D VIEs (Fire Rain, Wanyouyl and Mengxiang Hulian) that provide the Group with the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the losses of, or the right to receive the benefits from the VIE that could potentially be significant to the VIE. Please ensure that your response provides the terms of such arrangements that specifically support the company's conclusion that you are the primary beneficiary to each of these entities pursuant to ASC 810. Also, please tell us your consideration to file these arrangements as exhibits. We refer you to the Item 4 of Instructions as to Exhibits of Form 20-F.

Note 19. Refund of WoW Game Points, page F-49

13.   Please describe further, for us, the laws and regulations that apply to both your unactivated WoW game points cards and the activated but unconsumed point cards. Also, tell us how you determined that you were legally released from the refund liability for the unactivated WoW game point cards in September 2011. In addition, tell us whether similar rules or regulations apply to prepaid game cards and prepaid online points that you currently sell with your virtual item/service consumption game model.

Note 28. Commitments and Contingencies

28.3 Contingencies, page F-59

14.   We note your disclosures regarding the June 18, 2007 and May 2011 litigation matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Askt, Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via e-mail
         Andrew Han – The9 Limited